

April 2, 2014

<u>Via E-mail</u>
Ram Mukunda
Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD   20814

> **Re: India Globalization Capital, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 16, 2013**
> **Form 8-K Filed on January 31, 2014**
> **Form 8-K Filed on February 6, 2014**
> **Response Dated March 10, 2014**
> **File No. 001-32830**

Dear Mr. Mukunda:

We have reviewed your filings and response and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Company Website

1.   Please explain the differences between the disclosure in your Form 10-K for the fiscal year ended 2013 and the disclosure on your company website. In this regard we note the references on your company website to reserves and statements regarding benefication plant and mine ownership.

Form 10-K for the Fiscal Year Ended March 31, 2013
General

2.   We note your response to comment 1 of our letter dated January 28, 2014 and we partially reissue the comment. Please tell us the basis for the reserve dollar value on page F-25 of your proposed revised disclosure.

3.   We note your response to comments 4 through 7 of our letter dated January 28, 2014
        stating that you have not disclosed any material properties. Supplementally please
        provide the asset valuation, net profits, and total revenues for these mineral operations to
        verify your statement of materiality. For the purposes of this materiality determination,
        your mining and processing operations are defined to include extraction and all later-
        stage processing and refining facilities in your vertically-integrated operations up to the
        point of significant commercial sales.

4.   Additionally, supplementally please tell us about all properties in which you have an
        interest and discuss the activities at each of these properties.

Item 1A. Risk Factors, page 8

5.   We note your responses to comment 31 of our letter dated January 28, 2014. Based on
        your response, it appears you may not have accounting personnel with sufficient
        experience in maintaining your books and records and preparing financial statements in
        accordance with U.S. GAAP. Please provide us a draft risk factor to be included in
        future filings that describes the factors that impact your ability to prepare financial
        statements and maintain your books and records in U.S. GAAP. These factors would
        include, but are not limited to, the facts that your employees who have primary
        responsibilities of preparing and supervising the preparation of the financial statements
        under U.S. GAAP are located outside the U.S and do not have sufficient knowledge of
        and professional experience with U.S. GAAP and SEC rules and regulations. In addition,
        please tell us how you evaluated these factors at March 31, 2013 in concluding that both
        disclosure controls and procedures under Item 307 of Regulation S-K and internal control
        over financial reporting under Item 308 of Regulation S-K were effective. Please explain
        how any mitigating factors overcame the perceived risks. To the extent additional
        disclosure is required on this matter in the upcoming Form 10-K, please provide us with
        draft disclosures in your response.

Item 2. Properties, page 11

6.   We note your response to comment 8 of our letter dated January 28, 2014. Please include
        a statement disclosing that you currently have no exploration plans and clarify if your
        intention is to define mineral reserves pursuant to the Industry Guide 7 definitions.

7.   We note your response to comment 9 of our letter dated January 28, 2014 and we reissue
        the comment. Please provide an overview of the exploration and mining permit
        requirements. If unknown, clearly disclose this fact and discuss the preliminary nature of
        the activities on your properties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13
Result of Operations, page 18
Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012, page 18

8.   We note the discussion of result of operations is not included in its entirety in the
        proposed revision to your Form 10-K. Please provide your proposed revision in your
        next response.

Revenue, page 18

9.   We note your response to comment 13 of our letter dated January 28, 2014. We re-
        issue the comment. Please revise to discuss the primary drivers that are responsible
        for the underlying significant increase of your revenue and discuss whether the
        overall increase is attributable to increases in prices or increases in the volume of
        trading of ore in India and China. Refer to Item 303(a)(3)(iii) of Regulation S-K.

10.   We note your response to comment 14 of our letter dated January 28, 2014, which
        refers to proposed disclosure on page 18 of the draft Form 10-K; however page 18
        appears to have been omitted from the draft. Please provide us your proposed
        disclosure.

Cost of Revenue, page 18

11.   We note your response to comment 15 of our letter dated January 28, 2014. Please
        revise to provide a robust discussion of the relationship between revenue and cost of
        revenue to explain why revenue increased approximately 91%, but cost of revenue
        only increased approximately 35%. Please discuss and also quantify to the extent
        practicable the changes in your products/services mix to support your discussion.
        For example, we note that trading iron ore is 90% of your revenue while construction
        is only 10% in the year ended March 31, 2013. Please provide us your revised
        discussion.

Balance sheet explanations, page 19

12.   We note your response to comment 16 of our letter dated January 28, 2014. Please
        revise to discuss why your revenue of $8.03 million in fiscal 2013 resulted in less
        accounts receivable than your revenue of only $4.19 million in fiscal 2012. In this
        regard, discuss the nature of your revenue that resulted in receivable and describe the
        credit terms in these two years.

13.   We note your response to prior comment 15 on the additions and collections of your
        accounts receivable. Please provide a roll-forward of your accounts receivable
        balance from the January 1, 2012 to December 31, 2013 that reconciles to amounts
        in the financial statements.

Report of Independent Registered Public Accounting Firm, page F-1

14.   We note you provide the audit report from Yoganandh & Ram in response to comment 18 of our letter dated January 28, 2014. However we note the year is missing for the audit of the consolidated balance sheets. Please provide the year for the audit of your consolidated balance sheets in the audit report.

Consolidated Balance Sheets, page F-2

15.   We note your proposed disclosure in response to comment 19 of our letter dated January 28, 2014. Please further revise your consolidated balance sheets to present your goodwill in a separate line item pursuant to ASC 350-20-45-1.

16.   We note your response to comment 20 of our letter dated January 28, 2014 that you did not provide allowances for doubtful accounts as of March 31, 2012 or 2013. Please further revise your proposed revision on page F-13 to state that there were no allowances for doubtful accounts for the year ended March 31, 2012 and 2013.

Consolidated Statements of Cash Flows, page F-6

17.   We note your proposed disclosure in response to comment 21 of our letter dated January 28, 2014 to explain the non-cash interest expense presented in the consolidated statements of cash flows. Please further explain why you present $114,654 as non-cash interest expense for the year ended March 31, 2013 when you state in your response that $501,300 was paid as non-cash interest expense in fiscal 2013.

18.   We note from your response to comment 21 of our letter dated January 28, 2014 that you paid cash for your interests of $32,582 and $239,451 in fiscal2013 and 2012, respectively. Please clarify why you show "Nil" for the amounts of cash paid for interest in the supplementary information of your consolidated statements of cash flows.

Note 1 – Nature of Operations and Basis of Presentation, page F-7
c) Our Securities, page F-9

19.   We note your response to comment 23 of our letter dated January 28, 2014. Please address the following:

- We note you present "non-cash items" at the bottom of your consolidated statements of cash flows on page F-16 for years ended March 31, 2013 and 2012. We also note from your response that the Note was retired as of March 24, 2012 and you accounted for the retirement of the Note in fiscal 2012. However, you present "Nil" at the "Non-cash items" of your consolidated statements of cash flows for year ended March 31, 2012. Please clarify or revise accordingly. In addition, if you retired your note on March 24, 2012 as you state in your response, please clarify, or revise accordingly in your amendment, why you disclose the date of "April 5, 2012" on page F-19 that you retired such note in the amount of $2,232,617.79.

- Explain how you derived the amount of $501,300 as the fair value of 334,200 shares of common stock, tell us how you accounted for the exchange, and how you calculated the amount of gain or loss, if any.

- Disclose the number of shares issued to retire the Oliveria Note and the amount of the fair value assigned to these shares. In addition, disclose the amount of gain or loss recognized and how it was calculated.

Note 2 – Significant Accounting Policies, page F-10

20.   We inform you that the proposed amendment attached in your response to our comment letter dated January 28, 2014 does not contain paragraphs d) through h) under Note 2. Please provide a complete Note 2 in your next draft.

Note 19 – Segment Information, page F-23

21.   We note your proposed disclosure in response to comment 28 of our letter dated January 28, 2014. Please revise your proposed presentation for the revenue in geographic area to separately present the amount of revenue earned in India, if the amount of revenue earned in India is material to your consolidated revenue. Refer to ASC 280-10-50-41(a). In addition, your proposed presentation does not indicate you earned revenue from Mongolia. Please clarify whether you earned revenue from Mongolia as we also note form page five that you supply iron ore to steel mills in Inner Mongolia.

Note 23 – Certain Aged Receivables, page F-25

22.   We note you provide a proposed revision in response to comment 30 of our letter
        dated January 28, 2014. You state "[t]hese aged receivables were decreased from
        $2.03 million to $0.5 million in 2013 because [you] realized the arbitration award
        amounting to $1.5 million from National Highway Authority of India in December
        2012." Please revise to explain how these receivables were realized, i.e., receipt of
        payment or other means.

Exhibits 23.1 and 23.2

23.   We note from your response to comment 32 of our letter dated January 28, 2014 that
        you have revised your two auditors' report covering the 2012 and 2013 financial
        statements to include the required consents to the incorporation by reference to the
        Form S-3. Please note the auditor consent should be revised and signed by your
        auditor. Please confirm to us that your auditors will revise and sign their consents to
        comply with our prior comment 32 and include their updated auditor consents in
        your amendment.

Exhibit 31.1 and Exhibit 31.2

24.   We remind you to include updated certifications when you file your amendment to
        Form 10-K for the fiscal year ended March 31, 2013.

Form 8-K Dated January 31, 2014
Exhibit 99.1

25.   We note your disclosure of mineral reserves and estimates thereof with respect to your
        off-take agreement. Supplementally tell us the basis for the reserve estimate and
        associated values.

Form 8-K Dated February 6, 2014
Exhibit 99.1

26.   We note your disclosure regarding projected 2014 production, revenue, and profit in the
        investor presentation materials furnished to the commission. Please tell us the basis for
        these production estimates.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s//Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining